VMG Consumer Acquisition Corp.

39 Mesa Street, Suite 310

San Francisco, California 94129

November 8, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn: Shih-Kuei Chen

 Re:   VMG Consumer Acquisition Corp.
Registration Statement on Form S-1

File No. 333-260448

Dear Mr. Chen:

VMG Consumer Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on November 10, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

VMG Consumer Acquisition Corp.

By:	/s/ Aarti Kapoor
S	Aarti Kapoor
Chief Executive Officer

Cc:Angad Hira, VMG Consumer Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP